

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 7, 2018

Lawrence S. Elbaum, Esq.
Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, NY 10103

> **Re:** **Supervalu Inc.**
> **PREC14A filed May 29, 2018**
> **DFAN14A filed May 29, 2018**
> **Each filed by Blackwells Capital LLC et al.**
> **File No. 001-05418**

Dear Mr. Elbaum:

We have reviewed the above-captioned filings and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to these comments by amending the proxy statement and/or by providing the requested information or advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the proxy statement and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meanings ascribed to them in the filings.

Preliminary Proxy Statement

General

1. In your next filing, please fill in the blanks in the proxy statement, to the extent that they relate to matters known to you. For example, you have bracketed how you will vote proxies received on matters other than the election of directors, which in turn may impact disclosure about the reasons for your vote on those matters.

2. The disclosure emphasizes in multiple places Blackwells' beneficial ownership of an approximate 7.3% stake in the Company. We note that more detailed disclosure in the "Additional Participant Information" section indicates, however, that Blackwells has engaged in significant hedging through the shorting of call options and the ownership of put options, such that its actual economic interest in the Company is considerably less than

the 7.3% stake that is highlighted. Please revise the disclosure to provide appropriate context for the 7.3% interest. This comment also applies to the disclosure included in the DFAN14A filing of May 29, 2018, as well as future additional soliciting materials to the extent that such materials implicate the same topic. Where you cite Blackwells' ownership interest in future soliciting materials, include clarifying disclosure about the nature of its 7.3% stake.

Background to the Solicitation, page 4

3. We note the disclosure on page 6 that "Blackwells was not then, and is not now, seeking any "control" over Supervalu; its six nominees are not associated with Blackwells in any manner other than their agreement to be nominated by Blackwells." It may be appropriate to note that if your nominees are elected to the Board, they will owe fiduciary duties to all shareholders and not just Blackwells; however, we do not believe it is appropriate to characterize this solicitation, in which you are running six nominees for nine Board seats, as something other than for control of the Board. Similarly, we believe it is misleading to refer to your nominees for election as "not associated with Blackwells in any manner." Please revise.

4. Please advise us, with a view towards disclosure, whether election of five or more of your director nominees is likely to result in a change of control as defined under any of the Company's organizational documents, executive compensation arrangements, or debt instruments. If so, describe the potential effects in your revised proxy statement.

Reasons for the Solicitation, page 8

5. Please provide support in the proxy statement by footnote, citation or otherwise for the factual assertions you make. Examples include the statements in this section:

    • "Over the last decade, the stock has declined more than 92%" (additionally please provide dates in your revised disclosure); and

    • The assertion that Supervalu has "one of the lowest valuations among its peers" (in third paragraph of this section).

6. Please describe the specific steps your nominees will take or advocate for in terms of the management of Supervalu if they are elected to the Board. While you have described some things you believe the current Board has failed to do, you also reference some "half measures" it has taken, purportedly instigated by you, so it is unclear what your nominees' priorities will be if elected. You have also expressed the belief that more needs to be done to improve the performance of the Company. Please describe in further detail the steps you intend to take to "unlock shareholder value" if your nominees are elected.

7. You criticize the lack of share ownership of current management, but your Board nominees do not own any shares in Supervalu. Please reconcile your criticism of the alleged lack of alignment of interests of existing Board members with the fact that your nominees would be in a similar position.

Proposal No. 4. Vote to Require Robust Annual Disclosure Regarding Use of Corporate Aircraft, page 17

8. Please disclose whether this proposal would be advisory versus binding if adopted.

Quorum; Broker Non-Votes; Discretionary Voting, page 18

9. The disclosure states that brokers will have discretionary authority to vote on the proposal to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm. However, it is our understanding that exchange rules do not permit discretionary voting by brokers on any matter in a contested solicitation, at least to the extent that brokers receive the dissident shareholder's solicitation materials. Please revise or advise.

Votes Required for Approval, page 19

10. We note the disclosure that states, "Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees." Given related disclosure that properly describes the plurality voting standard for the election of directors, the meaning of the phrase "but will not count as a vote against the nominees" would appear to potentially confuse the matter. Please revise to explain how withholding a vote for one or more nominees would be different than a vote against such nominee, or advise.

11. Please conform the statement regarding the intended use of the discretionary authority available under Rule 14a-4(c)(3) to the disclosure standard codified in that provision.

Solicitation of Proxies, page 21

12. We note the disclosure that states that proxies may be solicited by, among other means, telegraph. Please advise as to whether the reference to telegraph is accurate, or delete it.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions